Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2025

Monaco – July 31, 2025 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six-month period ended June 30, 2025.

Discontinued operations as a result of Costamare Bulkers Holdings Limited Spin-Off

The financial results for the three- and six-month periods ended June 30, 2025, reflect the spin-off of Costamare’s dry bulk business (consisting of Costamare’s dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. (“CBI”)) into a standalone public company, which was completed on May 6, 2025. Accordingly, the results of the dry bulk business are presented as discontinued operations for all periods shown.

For the three- and six-month periods ended June 30, 2025, the results of discontinued operations include the dry bulk business up to May 6, 2025, the effective date of the spin-off. In comparison, the corresponding periods of 2024 include the results of discontinued operations of the dry bulk business for the entire three- and six-month periods, respectively. These differences in reporting periods should be taken into account when evaluating the results of discontinued operations between periods.

I.	PROFITABILITY AND LIQUIDITY

•       Q2 2025 Net Income from Continuing operations available to common stockholders of $99.6 million ($0.83 per share).

•       Q2 2025 Adjusted Net Income from Continuing operations available to common stockholders1 of $92.5 million ($0.77 per share).

•       Q2 2025 liquidity of $524.5 million2.

II.	CONCLUSION OF SHIPBUILDING CONTRACTS AND CHARTERING FOR FOUR 3,100 TEU CONTAINERSHIPS

•         Conclusion of four newbuilding contracts with a Chinese shipyard.

•         Delivery of the vessels is expected between Q2 2027 and Q4 2027.

•         Upon delivery, each vessel will commence an 8-year charter with a leading liner company.

•         Investment is expected to be financed with cash on hand and debt.

III.	OWNED FLEET CHARTER UPDATE[3] - FULLY EMPLOYED CONTAINERSHIP FLEET FOR 2025

•         100% and 75% of the containership fleet4 fixed for 2025 and 2026, respectively.

•         Increase in contracted revenues in excess of $310 million, stemming from:

-	Forward fixing of two containerships for a period ranging from 36 to 37 months, and,
-	The 8-year charters for the four newbuild containerships.

1 Adjusted Net Income from Continuing operations available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including short term investments in U.S. Treasury Bills amounting to $18.9 million.

3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis.

1

•        Contracted revenues for the containership fleet of approximately $2.5 billion with a TEU-weighted duration of 3.2 years5.

IV.	NEW DEBT FINANCING

•       Bilateral commitments, subject to final documentation, from two European financial institutions for the refinancing of four of our 14,424 TEU vessels and two of our 12,690 TEU vessels. More specifically:

-	Total amount of these bilateral facilities of up to approximately $365.0 million.
-	Tenor of 5 years.

•       Costamare has no significant debt maturities until 2027.

V.	LEASE FINANCING PLATFORM

•       Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•   Company’s current investment in NML of $182.2 million, representing 91.1% of our total committed investment.

•     Growing leasing platform with 47 shipping assets6 already funded or on a commitment status basis, representing total investments and commitments of more than $650.0 million, supported by what we believe is a healthy pipeline

VI.	DIVIDEND ANNOUNCEMENTS

•        On July 1, 2025, the Company declared a dividend of $0.115 per share on the common stock, which will be paid on August 6, 2025, to holders of record of common stock as of July 21, 2025.

•        On July 1, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on July 15, 2025 to holders of record as of July 14, 2025.

5 As of July 30, 2025. Includes the contracted revenue of the four vessels under construction.

6 Includes assets funded as of June 30, 2025 and contractual commitments as of July 30, 2025, but excludes one shipping asset repaid after the end of Q2 2025.

2

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company generated Net Income from Continuing operations of about $99 million.

In May, we successfully completed the spin-off of Costamare Bulkers Holdings Limited, which encompassed Costamare’s owned dry bulk fleet as well as the CBI operating platform at that time. Costamare Inc. remains the sole shareholder of the 68 containerships as well as the controlling shareholder of Neptune Maritime Leasing.

In July, we ordered four newbuild containerships from a Chinese shipyard, each one of approximately 3,100 TEU capacity. The vessels are expected to be delivered between the second and fourth quarters of 2027. Upon delivery they will commence an 8-year time charter with a first class liner company. At the same time, we chartered two 6,500 TEU containership vessels for a three-year period and on a forward basis commencing from Q1 and Q2 2026. The above transactions resulted in an increase in contracted revenues of above $310 million.

Our fleet employment stands at 100% and 75% for 2025 and 2026, respectively. Total contracted revenues amount to $2.5 billion with a remaining time charter duration of 3.2 years.

Regarding the market, with less than 1% of the fleet commercially idle, the containership fleet can be considered fully employed. Current low fixing activity is the result of low availability of prompt tonnage rather than lack of demand. Charter rates remain healthy across the board and the short supply keeps rates at robust levels.

Finally, with regards to Neptune Maritime Leasing, the growing leasing platform, 47 shipping assets have been funded or are on a commitment status basis and total investments and commitments are exceeding $650 million.”

3

Financial Summary – Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Voyage revenue	$427,323	$428,078	$211,767	$210,898
Accrued charter revenue (1)	$317	$(1,763)	$(1,139)	$339
Amortization of time-charter assumed	$(131)	$33	$(169)	$49
Voyage revenue adjusted on a cash basis (2)	$427,509	$426,348	$210,459	$211,286
Income from investments in leaseback vessels	$11,419	$12,682	$6,161	$6,997

Adjusted Net Income available to common stockholders from Continuing operations (3)	$191,683	$192,814	$90,064	$92,510
Weighted Average number of shares	118,902,719	120,039,623	119,176,547	120,118,047
Adjusted Earnings per share from Continuing operations (3)	$1.61	$1.61	$0.76	$0.77

Net Income from Continuing operations	$201,671	$218,046	$98,491	$106,122
Net Income from Continuing operations available to common stockholders	$181,672	$205,754	$87,127	$99,634
Weighted Average number of shares	118,902,719	120,039,623	119,176,547	120,118,047
Earnings per share from Continuing operations	$1.53	$1.71	$0.73	$0.83

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” table in Exhibit 99.2.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2025 and 2024. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

4

Exhibit I

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Net Income from Continuing operations	$201,671	$218,046	$98,491	$106,122
Earnings allocated to Preferred Stock	(13,028)	(10,402)	(5,358)	(5,288)
Deemed dividend of Series E Preferred Stock	(5,343)	—	(5,214)	—
Non-Controlling Interest	(1,628)	(1,890)	(792)	(1,200)
Net Income from Continuing operations available to common stockholders	181,672	205,754	87,127	99,634
Accrued charter revenue	317	(1,763)	(1,139)	339
General and administrative expenses - non-cash component	4,156	2,835	2,458	1,363
Amortization of time-charter assumed	(131)	33	(169)	49
Realized gain on Euro/USD forward contracts	(488)	(278)	(49)	(496)
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	3,212	(13,767)	764	(8,379)
Other non-cash items	2,945	—	1,072	—
Adjusted Net Income from Continuing operations available to common stockholders	$191,683	$192,814	$90,064	$92,510
Adjusted Earnings per Share from Continuing operations	$1.61	$1.61	$0.76	$0.77
Weighted average number of shares	118,902,719	120,039,623	119,176,547	120,118,047

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock, deemed dividend allocated to continuing operations of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized gain on Euro/USD forward contracts, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.

5